August 2, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:                      Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:          Matria Healthcare, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-20619

Dear Mr. Rosenberg:

This letter is a supplement to our letter dated June 22, 2007, in response to the Staff’s comment letter dated May 23, 2007, regarding Matria Healthcare, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

With respect to Comment No. 4 in which the Staff inquired why the amount of the CorSolutions’ purchase price allocated to goodwill was so significant in relation to the amounts allocated to intangible assets, the Company hereby confirms that it will provide disclosure in its future filings in the Notes to Consolidated Financial Statements similar to the following:

The amount of the purchase price allocated to goodwill was the result of a variety of factors, including, but not limited to:

•
A significant amount of competition within the disease management industry comes from market participants of similar size or smaller than either CorSolutions or us before the acquisition of CorSolutions.  Therefore, the combination of these two companies results in a business that is broader in scope and with significantly higher revenues than these other competitors, making it more difficult for them to match our combined market presence and providing an advantage in winning new business.

•	The acquisition expands our presence in the health plan market, rendering us more competitive in that arena.

•	The acquisition presents an opportunity for significant operating margin improvement due to synergies in the cost of delivering services and in general and administrative expenditures.

In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

Very truly yours,

Jeffrey L. Hinton
Senior Vice President and Chief Financial
Officer